UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

LODGIAN, INC.

(Name of Issuer)

Common Stock $0.01 Par Value Per Share

(Title of Class of Securities)

54021P403

(CUSIP Number)

Todd E. Molz

Managing Director and General Counsel

Oaktree Capital Group Holdings GP, LLC

333 South Grand Avenue, 28th Floor

Los Angeles, California  90071

Telephone (213) 830-6300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 22, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 54021P403

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) OCM Real Estate Opportunities Fund II, L.P.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds* N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,512,726 shares of Common Stock

	8	Shared Voting Power None

	9	Sole Dispositive Power 2,512,726 shares of Common Stock

	10	Shared Dispositive Power None

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,512,726 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 11.6%

14.	Type of Reporting Person* PN — Limited Partnership

* See instructions.

CUSIP No. 54021P403

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) OCM Real Estate Opportunities Fund III, L.P.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds* N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 267,855 shares of Common Stock

	8	Shared Voting Power None

	9	Sole Dispositive Power 267,855 shares of Common Stock

	10	Shared Dispositive Power None

11	Aggregate Amount Beneficially Owned by Each Reporting Person 267,855 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 1.2%

14.	Type of Reporting Person* PN — Limited Partnership

* See instructions.

CUSIP No. 54021P403

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) OCM Real Estate Opportunities Fund IIIA, L.P.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds* N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 8,283 shares of Common Stock

	8	Shared Voting Power None

	9	Sole Dispositive Power 8,283 shares of Common Stock

	10	Shared Dispositive Power None

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,283 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) Less than 0.1%

14.	Type of Reporting Person* PN — Limited Partnership

* See instructions.

CUSIP No. 54021P403

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) OCM Real Estate Opportunities Fund III GP, L.P. (formerly OCM Real Estate Opportunities Fund III GP, LLC)

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds* N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 276,138 shares of Common Stock**

	8	Shared Voting Power None

	9	Sole Dispositive Power 276,138 shares of Common Stock**

	10	Shared Dispositive Power None

11	Aggregate Amount Beneficially Owned by Each Reporting Person 276,138 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☒

13	Percent of Class Represented by Amount in Row (11) 1.3%

14.	Type of Reporting Person* PN — Limited Partnership

* See instructions.

** Solely in its capacity as the general partner of OCM Real Estate Opportunities Fund III, L.P. and OCM Real Estate Opportunities Fund IIIA, L.P.

CUSIP No. 54021P403

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Oaktree Fund GP II, L.P.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds* N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,788,864 shares of Common Stock**

	8	Shared Voting Power None

	9	Sole Dispositive Power 2,788,864 shares of Common Stock**

	10	Shared Dispositive Power None

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,788,864 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 12.9%

14.	Type of Reporting Person* PN — Limited Partnership

* See instructions.

**Solely in its capacity as the general partner of OCM Real Estate Opportunities Fund II, L.P. and the general partner of OCM Real Estate Opportunities Fund III GP, L.P.

CUSIP No. 54021P403

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Oaktree Capital II, L.P.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds* N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,788,864 shares of Common Stock**

	8	Shared Voting Power None

	9	Sole Dispositive Power 2,788,864 shares of Common Stock**

	10	Shared Dispositive Power None

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,788,864 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 12.9%

14.	Type of Reporting Person* PN — Limited Partnership

* See instructions.

** Solely in its capacity as the general partner of Oaktree Fund GP II, L.P.

CUSIP No. 54021P403

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Oaktree Holdings, Inc.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds* N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,788,864 shares of Common Stock**

	8	Shared Voting Power None

	9	Sole Dispositive Power 2,788,864 shares of Common Stock**

	10	Shared Dispositive Power None

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,788,864 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 12.9%

14.	Type of Reporting Person* CO — Corporation

* See instructions.

** Solely in its capacity as the general partner of Oaktree Capital II, L.P.

CUSIP No. 54021P403

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Oaktree Capital Group, LLC

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds* N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,788,864 shares of Common Stock**

	8	Shared Voting Power None

	9	Sole Dispositive Power 2,788,864 shares of Common Stock**

	10	Shared Dispositive Power None

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,788,864 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 12.9%

14.	Type of Reporting Person* OO — Limited Liability Company

* See instructions.

** Solely in its capacity as the sole shareholder of Oaktree Holdings, Inc.

CUSIP No. 54021P403

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Oaktree Capital Group Holdings, L.P.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds* N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,788,864 shares of Common Stock**

	8	Shared Voting Power None

	9	Sole Dispositive Power 2,788,864 shares of Common Stock**

	10	Shared Dispositive Power None

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,788,864 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 12.9%

14.	Type of Reporting Person* PN — Limited Partnership

* See instructions.

** Solely in its capacity as the holder of the majority of voting units of Oaktree Capital Group, LLC.

CUSIP No. 54021P403

1	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Oaktree Capital Group Holdings GP, LLC

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds* N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,788,864 shares of Common Stock**

	8	Shared Voting Power None

	9	Sole Dispositive Power 2,788,864 shares of Common Stock**

	10	Shared Dispositive Power None

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,788,864 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 12.9%

14.	Type of Reporting Person* OO — Limited Liability Company

* See instructions.

** Solely in its capacity as the general partner of Oaktree Capital Group Holdings, L.P.

CUSIP No. 54021P403

This Amendment No. 6 (this “Amendment”) is filed by OCM Real Estate Opportunities Fund III, L.P., a Delaware limited partnership (“Fund III”), OCM Real Estate Opportunities Fund IIIA, L.P., a Delaware limited partnership (“Fund IIIA”), OCM Real Estate Opportunities Fund II, L.P., a Delaware limited partnership (“Fund II” and together with Fund III and Fund IIIA the “Oaktree Funds”), OCM Real Estate Opportunities Fund III GP, L.P., a Delaware limited partnership (“Fund III GP”) (formerly OCM Real Estate Opportunities Fund III GP, LLC., a Delaware limited liability company), Oaktree Fund GP II, L.P., a Delaware limited partnership (“GP II”), Oaktree Capital II, L.P., a Delaware limited partnership (“Capital II”), Oaktree Holdings, Inc., a Delaware corporation (“Holdings”), Oaktree Capital Group, LLC, a Delaware limited liability company (“OCG”), Oaktree Capital Group Holdings, L.P., a Delaware limited partnership (“OCGH”), Oaktree Capital Group Holdings GP, LLC, a Delaware limited liability company (“OCGH GP” and together with the Oaktree Funds and Fund III GP, GP II, Capital II, Holdings, OCG, and OCGH, collectively, the “Reporting Persons”, and each individually a “Reporting Person”), and amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on November 25, 2002, as amended by Amendment No. 1 thereto, filed with the SEC on June 16, 2003, Amendment No. 2 thereto, filed with the SEC on June 25, 2004, Amendment No. 3 thereto, filed with the SEC on November 9, 2006, Amendment No. 4 thereto, filed with the SEC on February 27, 2007, and Amendment No. 5 thereto, filed with the SEC on August 13, 2007 (together, the “Schedule 13D”), with respect to the Series A Preferred Stock, $.01 Par Value Per Share, and the Common Stock, $.01 Par Value Per Share (the “Common Stock”), of Lodgian, Inc., a Delaware corporation (the “Issuer”).  Capitalized terms used in this Amendment No. 6 and not otherwise defined herein have the respective meanings given in the Schedule 13D.  The filing of any amendment to the Schedule 13D (including the filing of this Amendment) shall not be construed to be an admission by any of the Reporting Persons that a material change has occurred in the facts set forth in the Schedule 13D or that such amendment is required under Rule 13d-2 of the Securities Exchange Act of 1934, as amended.

On December 27, 2007, Fund III GP (then known as OCM Real Estate Opportunities Fund III GP, LLC, a Delaware limited liability company) converted to a limited partnership and changed its name to OCM Real Estate Opportunities Fund III GP, L.P.  Since that time, GP II has been the general partner of Fund III GP.  All references in the Schedule 13D to GP II as the managing member of Fund III GP are hereby amended to GP II as the general partner of Fund III GP.

Item 2.            Identity and Background

Item 2 of the Schedule 13D is hereby amended as follows:

Annex A attached to the Schedule 13D is hereby amended and restated in its entirety by Annex A attached to this Amendment.

The penultimate paragraph is hereby amended and restated in its entirety as follows:

The principal business address for each of Oaktree, the Reporting Persons and the Covered Persons (other than Messrs. Denham and Pierson) is 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071.  The principal business address of Mr. Denham is c/o Munger, Tolles & Olson LLP, 355 S. Grand Avenue, 35th Floor, Los Angeles, California 90071.  The principal business address of Mr. Pierson is c/o Meyer Memorial Trust, 425 N. 10th Avenue, Suite 425, Portland, Oregon 97209.

Item 4.            Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to add the following:

On January 22, 2010, the Issuer entered into an agreement and plan of merger (the “Merger Agreement”) with LSREF Lodging Investments, LLC, a Delaware limited liability company (“Purchaser”), and LSREF Lodging Merger Co., Inc., a Delaware corporation (“MergerSub”), pursuant to which, subject to the terms and conditions set forth therein, MergerSub will be merged with and into the Issuer, with the Issuer continuing as the surviving company (the “Merger”).  A copy of the Merger Agreement is filed as Exhibit 99.3 to this Amendment.

As a condition to Purchaser and MergerSub entering into the Merger Agreement, concurrently with the execution of the Merger Agreement, the Oaktree Funds entered into a Voting Agreement (the “Voting Agreement”) with Purchaser and MergerSub.  Pursuant to the Voting Agreement, the Oaktree Funds have agreed, among other things, to vote their shares of Common Stock to adopt, approve and vote in favor of the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement and against any action or agreement that would impede or delay the Merger.  The Oaktree Funds intend to surrender the shares of Common Stock held by them in connection with the Merger.

The foregoing summary of the terms of the Voting Agreement is incomplete and qualified in its entirety by reference to the Voting Agreement, a copy of which is filed as Exhibit 99.1 to this Amendment and incorporated herein by reference.

Item 5.            Interest in Securities of the Issuer

The second, third and fifth paragraphs are hereby amended and restated in their entirety as follows:

Fund II directly holds 2,512,726 shares of Common Stock (approximately 11.6% of the total number of shares of Common Stock outstanding).(1)  Fund II has the sole power to vote and to dispose of all such 2,512,726 shares of Common Stock.

Fund III directly holds 267,855 shares of Common Stock (approximately 1.2% of the total number of shares of Common Stock outstanding).  Fund III has the sole power to vote and dispose of all such 267,855 shares of Common Stock.

The shares of Common Stock beneficially owned by Fund III and Fund IIIA, when aggregated together, total 276,138 shares, which represents approximately 1.3% of the outstanding Common Stock.  The shares of Common Stock beneficially owned by the Oaktree Funds, when aggregated together, total 2,788,864 shares, which represents approximately 12.9% of the outstanding Common Stock.

(1) All calculations of percentage ownership in this Amendment are based on a total of 21,675,040 issued and outstanding shares of Common Stock, as represented by the Issuer in the Merger Agreement, a copy of which is filed as Exhibit 99.3 to this Amendment.

Item 6.            Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended by the addition of the following information:

The information set forth in the last three paragraphs of Item 4 is incorporated herein by reference.

Item 7.            Material to be Filed as Exhibits

The following are filed herewith as Exhibits to this Amendment:

Exhibit No.	Description of Exhibit
99.1	Voting Agreement.
99.2	Joint Filing Agreement, dated as of January 26, 2010, by and among the Reporting Persons.
99.3	Merger Agreement (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by the Issuer on January 22, 2010).

CUSIP No. 54021P403

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 26, 2010

OCM REAL ESTATE OPPORTUNITIES FUND II, L.P.

By: Oaktree Fund GP II, L.P.
Its: General Partner

/s/ Todd E. Molz
By:	Todd E. Molz
Title:	Authorized Signatory

/s/ Cary A. Kleinman
By:	Cary A. Kleinman
Title:	Authorized Signatory

OCM REAL ESTATE OPPORTUNITIES FUND III, L.P.

By: OCM Real Estate Opportunities Fund III GP, L.P.
Its: General Partner

By: Oaktree Fund GP II, L.P.
Its: General Partner

/s/ Todd E. Molz
By:	Todd E. Molz
Title:	Authorized Signatory

/s/ Cary A. Kleinman
By:	Cary A. Kleinman
Title:	Authorized Signatory

OCM REAL ESTATE OPPORTUNITIES FUND IIIA, L.P.

By: OCM Real Estate Opportunities Fund III GP, L.P.
Its: General Partner

By: Oaktree Fund GP II, L.P.
Its: General Partner

/s/ Todd E. Molz
By:	Todd E. Molz
Title:	Authorized Signatory

CUSIP No. 54021P403

/s/ Cary A. Kleinman
By:	Cary A. Kleinman
Title:	Authorized Signatory

OCM REAL ESTATE OPPORTUNITIES FUND III GP, L.P.

By: Oaktree Fund GP II, L.P.
Its: General Partner

/s/ Todd E. Molz
By:	Todd E. Molz
Title:	Authorized Signatory

/s/ Cary A. Kleinman
By:	Cary A. Kleinman
Title:	Authorized Signatory

OAKTREE FUND GP II, L.P.

/s/ Todd E. Molz
By:	Todd E. Molz
Title:	Authorized Signatory

/s/ Cary A. Kleinman
By:	Cary A. Kleinman
Title:	Authorized Signatory

OAKTREE CAPITAL II, L.P.

By: OCM Holdings, Inc.
Its: General Partner

/s/ Todd E. Molz
By:	Todd E. Molz
Title:	Sole Director, Vice President and Secretary

/s/ Richard Ting
By:	Richard Ting
Title:	Vice President and Assistant Secretary

OAKTREE HOLDINGS, INC.

/s/ Todd E. Molz
By:	Todd E. Molz
Title:	Sole Director, Vice President and Secretary

/s/ Richard Ting
By:	Richard Ting
Title:	Vice President and Assistant Secretary

CUSIP No. 54021P403

OAKTREE CAPITAL GROUP, LLC

/s/ Todd E. Molz
By:	Todd E. Molz
Title:	Senior Vice President and Secretary

/s/ Richard Ting
By:	Richard Ting
Title:	Vice President and Assistant Secretary

OAKTREE CAPITAL GROUP HOLDINGS, L.P.

By: Oaktree Capital Group Holdings GP, LLC
Its: General Partner

/s/ Todd E. Molz
By:	Todd E. Molz
Title:	Managing Director and General Counsel

/s/ Richard Ting
By:	Richard Ting
Title:	Senior Vice President

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC

/s/ Todd E. Molz
By:	Todd E. Molz
Title:	Managing Director and General Counsel

/s/ Richard Ting
By:	Richard Ting
Title:	Senior Vice President

CUSIP No. 54021P403

ANNEX A

Oaktree Capital Group Holdings GP, LLC

The name and principal occupation of each of the members of the executive committee of Oaktree Capital Group Holdings GP, LLC and its executive officers are listed below.

Name	Principal Occupation

Howard S. Marks	Chairman of the Board of Oaktree Capital Group, LLC and Chairman of Oaktree Capital Management, L.P.

Bruce A. Karsh	President and Director of Oaktree Capital Group, LLC and President of Oaktree Capital Management, L.P.

John B. Frank	Managing Principal and Director of Oaktree Capital Group, LLC and Managing Principal of Oaktree Capital Management, L.P.

David M. Kirchheimer

Chief Financial Officer, Chief Administrative Officer and Director of Oaktree Capital Group, LLC and Chief Financial Officer, Chief Administrative Officer and Principal of Oaktree Capital Management, L.P.

Sheldon M. Stone	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.

Larry W. Keele	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.

Stephen A. Kaplan	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.

Kevin L. Clayton	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.

Oaktree Capital Group Holdings, L.P.

The general partner of Oaktree Capital Group Holdings, L.P. is Oaktree Capital Group Holdings GP, LLC.  There are no executive officers and directors appointed at Oaktree Capital Group Holdings, L.P.

Oaktree Capital Group, LLC

The name and principal occupation of each of the directors and executive officers of Oaktree Capital Group, LLC are listed below.

Name	Principal Occupation

Howard S. Marks	Chairman of the Board of Oaktree Capital Group, LLC and Chairman of Oaktree Capital Management, L.P.

Bruce A. Karsh	President and Director of Oaktree Capital Group, LLC and President of Oaktree Capital Management, L.P.

John B. Frank	Managing Principal and Director of Oaktree Capital Group, LLC and Managing Principal of Oaktree Capital Management, L.P.

CUSIP No. 54021P403

David M. Kirchheimer

Chief Financial Officer, Chief Administrative Officer and Director of Oaktree Capital Group, LLC and Chief Financial Officer, Chief Administrative Officer and Principal of Oaktree Capital Management, L.P.

Sheldon M. Stone	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.

D. Richard Masson	Director of Oaktree Capital Group, LLC; retired.

Larry W. Keele	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.

Stephen A. Kaplan	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.

Kevin L. Clayton	Principal and Director of Oaktree Capital Group, LLC and Principal of Oaktree Capital Management, L.P.

Robert Denham	Partner at the law firm of Munger, Tolles & Olson LLP (Mr. Denham is an outside Director of Oaktree Capital Group, LLC).

Wayne Pierson

Chief Financial Officer and Treasurer of Meyer Memorial Trust, a private foundation that provides grants to qualified tax-exempt applicants in Oregon and Clark Canty, Washington (Mr. Pierson is an outside Director of Oaktree Capital Group, LLC).

Oaktree Holdings, Inc.

The name and principal occupation of each of the directors and executive officers of Oaktree Holdings, Inc. are listed below.

Name	Principal Occupation

Howard S. Marks	Chairman of the Board of Oaktree Capital Group, LLC and Chairman of Oaktree Capital Management, L.P.

Bruce A. Karsh	President and Director of Oaktree Capital Group, LLC and President of Oaktree Capital Management, L.P.

John B. Frank	Managing Principal and Director of Oaktree Capital Group, LLC and Managing Principal of Oaktree Capital Management, L.P.

David M. Kirchheimer

Chief Financial Officer, Chief Administrative Officer and Director of Oaktree Capital Group, LLC and Chief Financial Officer, Chief Administrative Officer and Principal of Oaktree Capital Management, L.P.

Oaktree Capital II, L.P.

Oaktree Holdings, Inc. is the general partner of Oaktree Capital II, L.P.  The name and principal occupation of each of the executive officers of Oaktree Capital II, L.P. are listed below.

Name	Principal Occupation

Howard S. Marks	Chairman of the Board of Oaktree Capital Group, LLC

CUSIP No. 54021P403

and Chairman of Oaktree Capital Management, L.P.

Bruce A. Karsh	President and Director of Oaktree Capital Group, LLC and President of Oaktree Capital Management, L.P.

John B. Frank	Managing Principal and Director of Oaktree Capital Group, LLC and Managing Principal of Oaktree Capital Management, L.P.

David M. Kirchheimer

Chief Financial Officer, Chief Administrative Officer and Director of Oaktree Capital Group, LLC and Chief Financial Officer, Chief Administrative Officer and Principal of Oaktree Capital Management, L.P.

Oaktree Fund GP II, L.P.

Oaktree Capital II, L.P. is the general partner of Oaktree Fund GP II, L.P.  There are no executive officers or directors appointed at Oaktree Fund GP II, L.P.

OCM Real Estate Opportunities Fund II, L.P.

Oaktree Fund GP II, L.P. is the general partner of OCM Real Estate Opportunities Fund II, L.P.  There are no executive officers or directors appointed at OCM Real Estate Opportunities Fund II, L.P.

OCM Real Estate Opportunities Fund III GP, L.P.

Oaktree Fund GP II, L.P. is the general partner of OCM Real Estate Opportunities Fund III GP, L.P.  There are no executive officers or directors appointed at OCM Real Estate Opportunities Fund III GP, L.P.

OCM Real Estate Opportunities Fund III, L.P.

OCM Real Estate Opportunities Fund III GP, L.P. is the general partner of OCM Real Estate Opportunities Fund III, L.P.  There are no executive officers or directors appointed at OCM Real Estate Opportunities Fund III, L.P.

OCM Real Estate Opportunities Fund IIIA, L.P.

OCM Real Estate Opportunities Fund III GP, L.P. is the general partner of OCM Real Estate Opportunities Fund IIIA, L.P.  There are no executive officers or directors appointed at OCM Real Estate Opportunities Fund IIIA, L.P.

CUSIP No. 54021P403

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
99.1	Voting Agreement.
99.2	Joint Filing Agreement, dated as of January 26, 2010, by and among the Reporting Persons.
99.3	Merger Agreement (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by the Issuer on January 22, 2010).